# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GUARDIAN PHARMACY SERVICES, INC., CIK 0001802255
CUSIP: 40145W101
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 300 Galleria Parkway SE, Suite 800, Atlanta, Georgia (GA), 30339
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000038777-24-000159
Filed by CIK 0000038777

## Reporting persons
- Franklin Resources, Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 976,207; shared voting power 0; sole dispositive power 976,207; shared dispositive power 0; aggregate amount beneficially owned 976,207 (4.3% of the class)
- Charles B. Johnson: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Rupert H. Johnson, Jr.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: GUARDIAN PHARMACY SERVICES, INC.
Address of issuer's principal executive offices: 300 Galleria Parkway SE Suite 800, Atlanta, GA 30339

## Item 2. Person Filing
Name of person filing:
(i): Franklin Resources, Inc.
(ii): Charles B. Johnson
(iii): Rupert H. Johnson, Jr.
Address of principal business office or, if none, residence:
(i), (ii), (iii):
One Franklin Parkway
San Mateo, CA 94403-1906
Citizenship: (i): Delaware (ii) and (iii): USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 976,207
Percent of class: 4.3%
Sole power to vote or to direct the vote:
Franklin Resources, Inc.: 0
Charles B. Johnson: 0
Rupert H. Johnson, Jr.: 0
Putnam Investment Management, LLC: 555,943
The Putnam Advisory Company, LLC: 110,725
Templeton Investment Counsel, LLC: 309,539
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Franklin Resources, Inc.: 0
Charles B. Johnson: 0
Rupert H. Johnson, Jr.: 0
Putnam Investment Management, LLC: 555,943
The Putnam Advisory Company, LLC: 110,725
Templeton Investment Counsel, LLC: 309,539
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Attached Exhibit C

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A: Joint Filing Agreement
Exhibit B: Item 4 Ownership
Exhibit C: Item 7 Identification and Classification of Subsidiaries

Exhibit A: JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this agreement on the date of the signing of this filing.

Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.

By: /s/THOMAS C. MANDIA
Assistant Secretary of Franklin Resources, Inc.
Attorney-in-Fact for Charles B. Johnson pursuant to Power of Attorney
Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney

Exhibit B: Item 4 Ownership
The securities reported herein are beneficially owned by one or more open or closed end investment companies or other managed accounts that are investment management clients of investment managers that are direct and indirect subsidiaries (each, an "Investment Management Subsidiary" and, collectively, the "Investment Management Subsidiaries") of Franklin Resources Inc. ("FRI"), including the Investment Management Subsidiaries listed in this Item 4. When an investment management contract (including a sub advisory agreement) delegates to an Investment Management Subsidiary investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats the Investment Management Subsidiary as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, each Investment Management Subsidiary reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement, unless otherwise noted in this Item 4. As a result, for purposes of Rule 13d-3 under the Act, the Investment Management Subsidiaries listed in this Item 4 may be deemed to be the beneficial owners of the securities reported in this Schedule 13G.
Beneficial ownership by Investment Management Subsidiaries and other FRI affiliates is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) (the "1998 Release") relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by each of FRI's affiliates whose ownership of securities is disaggregated from that of FRI in accordance with the 1998 Release ("FRI Disaggregated Affiliates") are exercised independently from FRI and from all other Investment Management Subsidiaries (FRI, its affiliates and the Investment Management Subsidiaries other than FRI Disaggregated Affiliates are collectively, "FRI Aggregated Affiliates"). Furthermore, internal policies and procedures of, on the one hand, FRI Disaggregated Affiliates, and, on the other hand, FRI establish informational barriers that prevent the flow among, on the one hand, FRI Disaggregated Affiliates (including preventing the flow between such entities), and, on the other hand, the FRI Aggregated Affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FRI Disaggregated Affiliates report the securities over which they hold investment and voting power separately from the FRI Aggregated Affiliates for purposes of Section 13 of the Act.
Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") may each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI (see FRI's Proxy Statement-Stock Ownership of Certain Beneficial Owners). FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI subsidiaries provide investment management services. The number of shares that may be deemed to be beneficially owned and the percentage of the class of which such shares are a part are reported in Items 9 and 11 of the cover page for FRI. FRI, the Principal Shareholders and each of the Investment Management Subsidiaries disclaim any pecuniary interest in any of such securities. In addition, the filing of this Schedule 13G on behalf of the Principal Shareholders, FRI and the FRI Aggregated Affiliates, as applicable, should not be construed as an admission that any of them is, and each of them disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the securities reported in this Schedule 13G.
FRI, the Principal Shareholders, and each of the Investment Management Subsidiaries believe that they are not a "group" within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the securities held by any of them or by any persons or entities for whom or for which the Investment Management Subsidiaries provide investment management services.

EXHIBIT C: Item 7 Identification and Classification of Subsidiaries
Putnam Investment Management, LLC: Item 3 Classification: 3(e)
The Putnam Advisory Company, LLC: Item 3 Classification: 3(e)
Templeton Investment Counsel, LLC: Item 3 Classification: 3(e)

## Signatures
- Franklin Resources, Inc.: /s/Thomas C. Mandia, Thomas C. Mandia, Assistant Secretary of Franklin Resources, Inc. (08/01/2025)
- Charles B. Johnson: /s/Thomas C. Mandia, Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney (08/01/2025)
- Rupert H. Johnson, Jr.: /s/Thomas C. Mandia, Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney (08/01/2025)
Comment: LIMITED POWERS OF ATTORNEY FOR SECTION 13 AND 16 REPORTING OBLIGATIONS (incorporated by reference to Schedule 13G filed on October 31, 2024)